SEC Mail Processing Section
JUN 30 2011
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UNITED STATES
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ARCS Company, Limited
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0001524681
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11007837

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ARCS COMPANY, LIMITED
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By: /s/ Koichi Furukawa
Koichi Furukawa
Executive Officer

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SEC 2082 (02-08)

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6814115.2



平成23年6月29日

各 位

会社名　株式会社ユニバース
代表者名　代表取締役社長　三浦 紘一
（コード番号：3078、東証第一部）
問合せ先　常務取締役　髙橋 清俊
(TEL. 0178－21－1888)

自己株式の取得及び自己株式の公開買付けに関するお知らせ

当社は、平成23年6月29日開催の取締役会において、会社法（平成17年法律第86号。その後の改正を含み、以下、「会社法」といいます。）第165条3項の規定により読み替えて適用される同法第156条第1項及び当社定款の規定に基づき、自己株式の取得及びその具体的な取得方法として、以下のとおり、自己株式の公開買付け（以下、「本公開買付け」といいます。）を行うことを決議いたしましたので、お知らせいたします。なお、本書中の「株券等」とは、株券等に係る権利を指します。

1．買付け等の目的

食品スーパーマーケット業界におきましては、低迷する消費環境の中、業種、業態を超えた激しい競争が繰り広げられ、厳しい経営環境下にあります。本年3月11日に発生した東日本大震災では、「地域のライフライン」として食品スーパーマーケットの重要性が、改めて認識されるところとなりました。そうした中で、株式会社アークス（以下、「アークス」といいます。）及び当社は比較的相対優位を保ってまいりましたが、少子高齢化や人口減少により一層厳しい環境を迎えております。

このような事業環境を克服するために、両社はより一層お客様満足度の向上を目指し、経営指標・経営効率の向上を図っていかなければなりません。

また、お客様に対して競合他社以上の「安心」・「安全」・「便利」・「豊かさ」という「生活の価値」を安定してご提供していくことが、地域のライフラインである食品スーパーマーケットの本質的な理念であり、現状を維持するだけでなく、企業としての拡大、成長を図ることが、両社の優先すべき課題、使命であると考えております。

アークスと当社の経営統合（以下、「本経営統合」といいます。）は、北海道及び北東北エリアを代表する食品スーパーマーケットであるアークス及び当社がこうした理念と課題を共有し、対等の精神に基づき、両社の経営資源、経営手法を融合させ、全体最適の実現とグループシナジーの特大化により、一層の競争力強化を図り、従来の展開エリアを越えて、広く東日本を視野に入れた流通企業グループの形成を目指すものであります。両社は、平成22年12月中旬から本経営統合に向けた本格的な協議を開始し、本経営統合の方法に関して検討・協議を行った結果、後述の「八ヶ岳連峰経営」を実現するためには、当社を株式交換の手法を用いて完全子会社とすること（以下、「本株式交換」といいます。）が最善の選択肢であるとの結論に達し、平成23年6月29日に本経営統合に関する株式交換契約書(以下、「本株式交換契約」といいます。)を締結いたしました。

本経営統合後、当社は、アークスグループの構成企業として北東北以南の事業展開を進めアークスグループ全体の規模拡大と、価値向上を積極的に推進してまいります。

一方、これまでアークスグループは、「八ヶ岳連峰経営」をグループ運営の基本方針として掲げ、様々な企業の集合体として、共通の理念を持ちながらグループの一体運営の徹底を図りつつ、子会社各社に適切な

範囲で権限を委譲しながら、グループ全体としての事業の発展に取り組んでおりました。本経営統合後においても、アークスは当社を含む本経営統合後の新アークスグループの事業推進の中核としての機能を担います。

また、本経営統合の理念及び目的を両社が共有し、両社の事業と役職員の融和を図り、本経営統合の効果を早期に実現し、本経営統合後のアークスの資本構成上の流動性を高め、本経営統合後に、当社の筆頭株主であり、当社の代表取締役社長である三浦紘一及び二親等内の親族が議決権の過半数を所有する株主であり三浦紘一が取締役を務める株式会社みまん（以下、「みまん」といいます。なお、平成23年４月20日現在、みまんの当社保有株数は2,654,400株、持株比率は25.02%となります。）が突出した株主となることを避け、より開かれた流通企業グループの理念を維持するためには、事前に持株数の調整を行うことが必要であり、本経営統合の実施前に持株数の調整を行うこととしました。

具体的には、本経営統合後のアークスの株主構成につきましては、傘下企業が対等な立場で企業統治を行うことでグループ全体の経営資源の特大化と成長を目指すという基本理念を踏まえ、アークスグループにおける資本効率の向上を考慮しつつ、当社のフィナンシャルアドバイザーである株式会社みずほ銀行(以下、「みずほ銀行」といいます。)の助言、並びに外部専門家として起用しデューディリジェンスを実施した西村あさひ法律事務所及び株式会社エイ・ジー・エス・コンサルティングの助言を参考にしながら当社及び関係者の間で検討を行った結果、本株式交換に先立って、当社が自己株買付けをすることにより本株式交換後の株主構成を調整することとなり、当該自己株買付けを含む本経営統合についてアークスと当社は合意に至りました。

当社による自己株買付けにあたっては、株主間の平等及び取引の透明性を確保する観点から公開買付けの手法によることといたしました。本公開買付けにおける公開買付価格は1,118円であり、当該公開買付価格は本公開買付けに関する当社取締役会の前日である平成23年６月28日までの過去１ヶ月間の株式会社東京証券取引所（以下、「東京証券取引所」といいます。）における当社の普通株式の終値の単純平均値（小数点以下を四捨五入）に対して8.13%（小数点以下第三位を四捨五入）のディスカウントとなります。みまんは、当社の普通株式を2,654,400株保有しており、そのうち1,350,000株(当社発行済株式総数の12.73%に相当します。)を応募することに同意しております。

本公開買付けを踏まえた本株式交換後のアークスにおける上位５位の株主としては、有限会社丸治（持株比率5.90%)、アークスの代表取締役社長である横山清（持株比率5.76%)、株式会社北海道銀行（持株比率3.92%)、三浦紘一（持株比率3.44%)、みまん（持株比率3.00%）の順になる予定です。なお、有限会社丸治、横山清及び株式会社北海道銀行は、本経営統合前のアークスの株主であり、三浦紘一及びみまんは本経営統合前の当社の株主です。また、当社の代表取締役社長である三浦紘一は、本公開買付けに応募することとなるみまんの株主かつ取締役であり、特別利害関係人に該当するおそれがあることから、本公開買付け及び本株式交換契約締結に関する取締役会における審議及び決議には参加しておりません。

＜本株式交換の内容＞

当社とアークスは、平成23年６月29日に開催の取締役会において、アークスを完全親会社、当社を完全子会社とする本株式交換契約を締結しております。

本株式交換契約の合意内容の概要は、以下のとおりです。

(1) 株式交換比率

会社名	アークス	当社
株式交換に係る割当ての内容	1	1.205
株式交換により交付する株式数	普通株式：10,565,628株(予定)	

(注1) 株式の割当比率

当社の普通株式1株に対してアークスの普通株式1.205株を割当て交付いたします。

(注2) 単元未満株式の取扱い

本株式交換に伴い、アークスの単元未満株式を保有することとなる当社の株主の皆様におかれましては、株式数に応じて本株式交換の効力発生日以降の日を基準日とするアークスの配当金を受領することになりますが、東京証券取引所及び証券会員制法人札幌証券取引所(以下、「札幌証券取引所」といいます。)においてその保有する単元未満株式を売却することはできません。アークスの単元未満株式を保有することになる株主の皆様につきましては、本株式交換の効力発生日以降、アークスの株式に関する以下の制度をご利用頂くことができます。

①単元未満株式の買取制度（100株未満株式の売却）

会社法第192条第1項の規定に基づき、アークスの単元未満株式を保有する株主が、アークスに対してその保有する単元未満株式の買取りを請求することができる制度です。

②単元未満株式の買増制度（100株への買増し）

会社法第194条第1項及びアークスの定款の定めに基づき、アークスの単元未満株式を保有する株主が、アークスに対してその保有する単元未満株式とあわせて1単元となる数の単元未満株式の買増しを請求することができる制度です。

(注3) 1株に満たない端数の処理

本株式交換に伴い、アークスの普通株式1株に満たない端数の割当てを受けることとなる当社の現株主に対しましては、会社法第234条に従い、1株に満たない端数部分に応じた金額をお支払いたします。

(2) 算定の基礎

本株式交換の株式交換比率につきましては、その公正性・妥当性を確保するため、各社がそれぞれ個別に両社から独立した第三者算定機関に株式交換比率の算定を依頼することとし、アークスはデロイト トーマツFAS株式会社（以下、「デロイト トーマツFAS」といいます。）を、当社はみずほ銀行を、選定いたしました。

平成23年6月29日の「株式会社アークスと株式会社ユニバースの株式交換による経営統合に関するお知らせ」によれば、デロイト トーマツFASは、アークスの普通株式が東京証券取引所及び札幌証券取引所に、当社の普通株式が東京証券取引所に上場されており、両社の市場株価が存在することから市場株価法による評価を、将来の事業価値がもたらすキャッシュフローを算定に反映する目的からディスカウンテッド・キャッシュフロー法（以下、「DCF法」といいます。）による評価を採用したとのことです。市場株価法では、市場株価の計算期間として、算定基準日を平成23年6月24日とし、算定基準日の終値及び算定基準日から遡る1週間、2週間、1ヶ月、3ヶ月の各期間の株価終値平均を採用し評価を行ったとのことです。また、DCF法による評価に際して、デロイト トーマツFASが使用した両社の業績予測においては、大幅な増減益は見込んでいないとのことです。

アークスの普通株式の１株あたりの株式価値を１とした場合の評価レンジは以下のとおりとのことです。

採用手法	株式交換比率の評価レンジ
市場株価法	0.981～1.008
DCF法	0.970～1.599

みずほ銀行は、両社の普通株式それぞれについて、市場株価が存在することから市場株価法を、また、将来の事業活動の状況を評価に反映するためDCF法を、加えて両社には比較可能な上場類似会社が複数存在し、類似会社との比較による株式価値の類推が可能であることから類似会社比較法を、市場株価法を検証する目的で採用して算定を行いました。なお、市場株価法については、平成23年６月24日を基準日として、基準日の終値、基準日以前の１ヶ月、３ヶ月、６ヶ月の各期間の株価の終値の単純平均値に基づき算定いたしました。なお、基準日の終値は当社1,230円、アークス1,220円となり、基準日以前１ヶ月の株価の終値の単純平均値は当社1,215円、アークス1,229円となり、基準日以前３ヶ月の株価の終値の単純平均値は当社1,220円、アークス1,237円となり、基準日以前６ヶ月の株価の終値の単純平均値は当社1,227円、アークス1,256円となります。また、DCF法及び類似会社比較法に基づく算定に際して、みずほ銀行が使用した両社の業績予測においては、大幅な増減益は見込んでおりません。

アークスの普通株式の１株あたりの株式価値を１とした場合の評価レンジは、以下のとおりとなります。

採用手法	株式交換比率の評価レンジ
市場株価法	0.977～1.008
DCF法	1.538～1.619
類似会社比較法	1.282～1.621

みずほ銀行は、株式交換比率の算定に際して、両社から提供を受けた情報及び一般に公開された情報等を原則として採用し、採用したそれらの資料及び情報等が、すべて正確かつ完全なものであることを前提としており、独自にそれらの正確性及び完全性の検証を行っておりません。みずほ銀行は、両社とその関係会社の資産及び負債（簿外資産及び負債、その他偶発債務を含みます。）について、個別の各資産及び各負債の分析及び評価を含め、独自に評価、鑑定または査定を行っておらず、第三者機関への鑑定または査定の依頼も行っておりません。みずほ銀行の株式交換比率の算定は、平成23年６月24日現在までの情報及び経済条件を反映したものであり、また、アークス及び当社の財務予測については、アークス及び当社の経営陣により現時点で得られる最善の予測及び判断に基づき合理的に作成されたことを前提としております。みずほ銀行が提出した株式交換比率の算定結果は、本株式交換における株式交換比率の公正性について意見を表明するものではありません。また、株式交換比率の算定の基礎となった前提が変わる時は算定結果も影響を受ける場合があります。

(3) 算定の経緯

アークスと当社は、それぞれ上記の第三者算定機関から提出を受けた株式交換比率の算定結果を参考に、慎重に検討し、交渉・協議を重ねた結果、それぞれ平成23年６月29日に開催された取締役会において、本株式交換における株式交換比率（1：1.205（当社の普通株式１株に対してアークスの普通株式1.205株を割当て交付いたします。））は双方の株主にとっても妥当なものであると判断し、本株式交換契約を締結いたしました。

なお、株式交換比率及びスケジュールは、算定の基礎となる諸条件について天変地異等により資産状況もしくは経営状態に重大な変更が生じた場合、両社間の協議により変更することがあります。

(4) 株式交換比率と本公開買付けにおける公開買付価格との関係

本公開買付けは、本株式交換後の株主構成を調整することを目的として行われるものであるため、本公開買付けにおける公開買付価格である1,118円は、本公開買付けに関する当社取締役会の前日である平成23年6月28日までの過去1ヶ月間の東京証券取引所における当社の普通株式の終値の単純平均値1,217円（小数点以下を四捨五入）に対して8.13%のディスカウント（小数点以下第三位を四捨五入）を行った価格とし、本公開買付けに応募されない一般株主が保有する当社普通株式の価値を毀損しないよう決定しております。なお、本公開買付けの決済は、本株式交換に関する当社及びアークスの株主総会に先立って行われます。そのため、両社の株主総会における承認が得られない等の事由により本株式交換が行われない場合であっても、本公開買付けの決済は行われる予定です。

第三者算定機関であるみずほ銀行による株式交換比率算定にあたっての当社株価評価は以下のとおりとなっており、いずれの算定手法においても、当社の株価評価は、本公開買付けにおける公開買付価格を上回っております。

採用手法	株価（円）		株式交換比率	
	当社	アークス	当社	アークス
市場株価法				
平成23年6月24日	1,230	1,220	1.008	1
1ヶ月	1,215	1,229	0.989	1
3ヶ月	1,220	1,237	0.986	1
6ヶ月	1,227	1,256	0.977	1
DCF法				
ケース①	4,477	2,765	1.619	1
ケース②	4,808	3,043	1.580	1
ケース③	5,204	3,383	1.538	1
類似会社比較法				
EBITDA倍率	1,553	958	1.621	1
営業利益倍率	1,646	1,242	1.325	1
当期純利益倍率	2,104	1,641	1.282	1

本株式交換における株式交換比率につきましては、当社において、当社の第三者算定機関であるみずほ銀行による株式交換比率の算定を踏まえたうえで、慎重に検討を行い、アークスと交渉・協議を重ねた結果、アークス普通株式1に対して当社普通株式1.205と決定いたしました。本株式交換が当社及びアークスの株主総会において承認されることを前提として、当社普通株式1株に対し、アークス普通株式1.205株が本株式交換の対価として割当て交付されることになります。算定書の評価基準日である6月24日時点におけるアークスの普通株式の市場価格終値1,220円を基準として、当社普通株式1株について割当て交付される本株式交換の対価の金額を計算すると、1,470円（小数点以下四捨五入）となります。

平成23年6月28日時点におけるアークスの普通株式の市場価格終値及び平成23年6月28日までの過去1ヶ月間の東京証券取引所におけるアークスの普通株式の終値の単純平均値（小数点以下を四捨五入）はそれぞれ1,217円及び1,228円であり、これらの金額を基準として当社普通株式1株について割当て交付される本株式交換の対価の金額を計算すると、それぞれ1,466円及び1,480円となりますので、いずれも本公開買付けにおける公開買付価格である1,118円を上回ります。ただし、本株式交換の効力発生日以降の

アークス普通株式の株価が、927円以下の水準となった場合は、本株式交換の対価の金額が本公開買付けにおける公開買付価格を下回ります。なお、本株式交換の対価の金額の計算においては、当社普通株式１株に対してアークス普通株式１.205株が交付されるため、当社普通株式の株価の水準は本株式交換の対価の金額の計算に影響は与えません。当社としては、天変地異等により資産状況もしくは経営状態に重大な変更が生じない限り、後述のスケジュールどおり臨時株主総会を開催し、本経営統合に関する議案を諮る予定です。

なお、本株式交換が実行される場合、本公開買付けに応募せず、当社の臨時株主総会において本株式交換契約の締結に係る議案について反対の議決権行使をされる当社の株主は、会社法その他関連法令の手続に従い、当社に対して株式買取請求を行うことができます。株式買取請求がなされた場合における当社普通株式の買取価格は、最終的には裁判所が判断することとなります。

(5) 本公開買付けにより取得する自己株式の予定

当社は、本株式交換の効力発生日の前日までに開催する取締役会の決議により、本株式交換の効力発生の直前までに保有するすべての自己株式（本公開買付けにより取得する自己株式及び本株式交換に関して行使される反対株主の株式買取請求に係る株式の買取りによって取得する自己株式を含みます。）を消却する予定です。

(6) スケジュール

本株式交換契約承認取締役会(アークス・当社)	平成23年６月29日(水)
本株式交換契約締結(アークス・当社)	平成23年６月29日(水)
臨時株主総会基準日公告日(アークス・当社)	平成23年６月30日(木)（予定）
本公開買付けの開始日	平成23年６月30日(木)（予定）
臨時株主総会基準日(アークス・当社)	平成23年７月22日(金)（予定）
本公開買付けの終了日	平成23年８月１日(月)（予定）
本公開買付けの決済日	平成23年８月23日(火)（予定）
臨時株主総会(アークス・当社)	平成23年９月７日(水)（予定）
最終売買日(当社)	平成23年10月17日(月)（予定）
上場廃止日(当社)	平成23年10月18日(火)（予定）
本株式交換の効力発生日	平成23年10月21日(金)（予定）

(7) みまんは、当社の臨時株主総会において本株式交換契約の承認議案に賛同する旨の議決権行使を行うことに同意しております。

２．自己株式の取得に関する取締役会決議内容

（１）決議内容

種　類	総　数	取得価額の総額
普通株式	1,500,100株	1,677,111,800円

（注１）発行済株式総数　10,607,920株（平成23年６月30日現在）

（注２）発行済株式総数に対する割合　14.14％（小数点以下第三位を四捨五入）

（注３）取得する期間　平成23年６月30日から平成23年８月31日まで

（２）当該決議に基づいて既に取得した自己の株式に係る上場株券等
該当事項はありません。

３．買付け等の概要
（１）日程等
① 取締役会決議日
平成23年６月29日（水曜日）

② 買付け等の期間
平成23年６月30日（木曜日）から平成23年８月１日（月曜日）まで（22営業日）

③ 公開買付開始公告日及び公告掲載新聞名
平成23年６月30日（木曜日）
電子公告を行い、その旨を日本経済新聞に掲載します。
（電子公告アドレス　http://info.edinet-fsa.go.jp/）

④ 公開買付届出書提出日
平成23年６月30日（木曜日）

（２）買付け等の価格
普通株式１株につき、1,118円

（３）買付け等の価格の算定根拠等
① 算定の基礎
当社は、買付価格の算定に際しては、当社普通株式が上場されていること、上場会社の行う自己株式の取得が金融商品取引所を通じた市場買付けによって行われることが多いこと等を勘案し、基準の明確性及び客観性等を重視し、当社普通株式の市場株価を基礎に検討を行いました。また、当社普通株式の市場株価としては、適正な時価を算定するためには、一定期間の株価変動を考慮することが望ましいこと等を勘案し、東京証券取引所市場第一部における、平成23年６月24日の当社普通株式の終値1,230円、同年６月24日までの過去１ヶ月間の当社普通株式の終値の単純平均値1,215円（小数点以下を四捨五入）、同年６月24日までの過去３ヶ月間の当社普通株式の終値の単純平均値1,220円（小数点以下を四捨五入）、同年６月24日までの過去６ヶ月間の当社普通株式の終値の単純平均値1,227円（小数点以下を四捨五入）を参考にいたしました。
一方で、本株式交換の効力発生日まで当社普通株式を保有し効力発生後はアークス普通株式を保有する株主の利益にも配慮し、資産の社外流出をできる限り抑えるべく、当社普通株式の市場株価に一定のディスカウントを行った価格により買付けることにいたしました。ディスカウント率につきましては、過去の自己株式の公開買付けの事例を参考とすることといたしました。
当社は、平成23年６月に、当社普通株式の市場価格を基礎として８％程度のディスカウント率によるディスカウントを行った価格で本公開買付けを実施した場合の応募についてみまんに打診したところ、当該価格水準での応募を前向きに検討するとの回答を得ました。その後、当社及びみまんとの間で協議を行った結果、みまんから、当社が自己株式の公開買付けを決議した場合には、その保有する当社普通株式の一部である1,350,000株（当社発行済株式総数の12.73％に相当します。）を本公開買付けに対して応募する旨の同意を得ております。
なお、買付価格である1,118円は、平成23年６月24日までの過去１ヶ月間の当社普通株式の終値の単純平均値1,215円（小数点以下を四捨五入）から８％ディスカウントし小数点以下を四捨五入した金額になります。
また、買付価格である1,118円は、本公開買付けの実施を決議した平成23年６月29日の取締役会開

催日の前営業日（平成 23 年 6 月 28 日）の東京証券取引所市場第一部における当社普通株式の終値1,238 円に対して 9.69%（小数点以下第三位を四捨五入）、同年6月 28 日までの過去１ヶ月間の当社普通株式の終値の単純平均値 1,217 円（小数点以下を四捨五入）から 8.13%（小数点以下第三位を四捨五入）、同年6月 28 日までの過去３ヶ月間の当社普通株式の終値の単純平均値 1,220 円（小数点以下を四捨五入）から 8.36%（小数点以下第三位を四捨五入）、同年6月 28 日までの過去6ヶ月間の当社普通株式の終値の単純平均値 1,227 円（小数点以下を四捨五入）から 8.88%（小数点以下第三位を四捨五入）、それぞれディスカウントした金額になります。

本公開買付けは、本株式交換後の株主構成を調整することを目的として行われるものであるため、本公開買付けにおける公開買付価格である 1,118 円は、本公開買付けに関する当社取締役会の前日である平成 23 年6月 28 日までの過去１ヶ月間の東京証券取引所における当社の普通株式の終値の単純平均値1,217 円（小数点以下を四捨五入）に対して 8.13%のディスカウント（小数点以下第三位を四捨五入）を行った価格とし、本公開買付けに応募されない一般株主が保有する当社普通株式の価値を毀損しないよう決定しております。なお、本公開買付けの決済は、本株式交換に関する当社及びアークスの株主総会に先立って行われます。そのため、両社の株主総会における承認が得られない等の事由により本株式交換が行われない場合であっても、本公開買付けの決済は行われる予定です。

第三者算定機関であるみずほ銀行による株式交換比率算定にあたっての当社株価評価は以下のとおりとなっており、いずれの評価手法においても、当社の株価評価は、本公開買付けにおける公開買付価格を上回っております。

採用手法		株価（円）		株式交換比率	
		当社	アークス	当社	アークス
市場株価法					
	平成23年６月24日	1,230	1,220	1.008	1
	１ヶ月	1,215	1,229	0.989	1
	３ヶ月	1,220	1,237	0.986	1
	６ヶ月	1,227	1,256	0.977	1
DCF法					
	ケース①	4,477	2,765	1.619	1
	ケース②	4,808	3,043	1.580	1
	ケース③	5,204	3,383	1.538	1
類似会社比較法					
	EBITDA倍率	1,553	958	1.621	1
	営業利益倍率	1,646	1,242	1.325	1
	当期純利益倍率	2,104	1,641	1.282	1

本株式交換における株式交換比率につきましては、当社において、当社の第三者算定機関であるみずほ銀行による株式交換比率の算定を踏まえたうえで、慎重に検討を行い、アークスと交渉・協議を重ねた結果、アークス普通株式１に対して当社普通株式 1.205 と決定いたしました。算定書の評価基準日である６月 24 日時点におけるアークスの普通株式の市場価格終値 1,220 円を基準として、当社普通株式１株について割当て交付される本株式交換の対価の金額を計算すると、1,470 円（小数点以下四捨五入）となります。本株式交換が当社及びアークスの株主総会において承認されることを前提として、当社普通株式１株に対し、アークス普通株式 1.205 株が本株式交換の対価として割当て交付されることになります。

平成 23 年６月 28 日時点におけるアークスの普通株式の市場価格終値及び平成 23 年６月 28 日までの過去１ヶ月間の東京証券取引所におけるアークスの普通株式の終値の単純平均値（小数点以下を四捨五

入）はそれぞれ1,217円及び1,228円であり、これらの金額を基準として当社普通株式1株について割当て交付される本株式交換の対価の金額を計算すると、それぞれ1,466円及び1,480円となりますので、いずれも本公開買付けにおける公開買付価格である1,118円を上回ります。ただし、本株式交換の効力発生日以降のアークス普通株式の株価が、927円以下の水準となった場合は、本株式交換の対価の金額が本公開買付けにおける公開買付価格を下回ります。なお、本株式交換の対価の金額の計算においては、当社普通株式1株に対してアークス普通株式1.205株が交付されるため、当社普通株式の株価の水準は本株式交換の対価の金額の計算に影響は与えません。当社としては、天変地異等により資産状況もしくは経営状態に重大な変更が生じない限り、前述のスケジュールどおり臨時株主総会を開催し、本経営統合に関する議案を諮る予定です。

なお、本株式交換が実行される場合、本公開買付けに応募せず、当社の臨時株主総会において本株式交換契約の締結に係る議案について反対の議決権行使をされる当社の株主は、会社法その他関連法令の手続に従い、当社に対して株式買取請求を行うことができます。株式買取請求がなされた場合における当社普通株式の買取価格は、最終的には裁判所が判断することとなります。

② 算定の経緯

当社は、アークスとの間で平成22年12月中旬から本経営統合に向けた本格的な協議を開始し、関係当事者間で協議・検討を重ねてまいりました。

本株式交換の株式交換比率については、その公正性・妥当性を確保するため、各社がそれぞれ個別に両社から独立した第三者算定機関に株式交換比率の算定を依頼することとし、アークスはデロイト トーマツFASを、当社はみずほ銀行を、選定いたしました。

平成23年6月29日の「株式会社アークスと株式会社ユニバースの株式交換による経営統合に関するお知らせ」によれば、デロイト トーマツ FAS は、アークスの普通株式が東京証券取引所及び札幌証券取引所に、当社の普通株式が東京証券取引所に上場されており、両社の市場株価が存在することから市場株価法による評価を、将来の事業価値がもたらすキャッシュフローを算定に反映する目的からDCF法による評価を採用したとのことです。市場株価法では、市場株価の計算期間として、算定基準日を平成23年6月24日とし、算定基準日の終値及び算定基準日から遡る1週間、2週間、1ヶ月、3ヶ月の各期間の株価終値平均を採用し評価を行ったとのことです。また、DCF法による評価に際して、デロイト トーマツFASが使用した両社の業績予測においては、大幅な増減益は見込んでいないとのことです。

アークスの普通株式の1株あたりの株式価値を1とした場合の評価レンジは以下のとおりとのことです。

採用手法	株式交換比率の評価レンジ
市場株価法	0.981～1.008
DCF法	0.970～1.599

みずほ銀行は、両社の普通株式それぞれについて、市場株価が存在することから市場株価法を、また将来の事業活動の状況を評価に反映するためDCF法を、加えて両社には比較可能な上場類似会社が複数存在し、類似会社との比較による株式価値の類推が可能であることから類似会社比較法を、市場株価法を検証する目的で採用して算定を行いました。なお、市場株価法については、平成23年6月24日を基準日として、基準日の終値、基準日以前の1ヶ月、3ヶ月、6ヶ月の各期間の株価の終値の単純平均値に基づき算定いたしました。なお、基準日の終値は当社1,230円、アークス1,220円となり、基準日以前1ヶ月の株価の終値の単純平均値は当社1,215円、アークス1,229円となり、基準日以前3ヶ月の株価の終値の単純平均値は当社1,220円、アークス1,237円となり、基準日以前6ヶ月の株価の終値の単純平均値は当社1,227円、アークス1,256円となります。また、DCF法及び類似会社比較法に基づく算定に際して、みずほ銀行が使用した両社の業績予測においては、大幅な増減益は見込んでおりません。

アークスの普通株式の1株あたりの株式価値を1とした場合の評価レンジは、以下のとおりとなります。

採用手法	株式交換比率の評価レンジ
市場株価法	0.977～1.008
DCF 法	1.538～1.619
類似会社比較法	1.282～1.621

アークスと当社は、それぞれ上記の第三者算定機関から提出を受けた株式交換比率の算定結果を参考に、慎重に検討し、交渉・協議を重ねた結果、それぞれ平成23年6月29日に開催された取締役会において、本株式交換における株式交換比率(1：1.205(当社の普通株式1株に対してアークスの普通株式1.205 株を割当て交付いたします。))は双方の株主にとっても妥当なものであると判断し、本株式交換契約を締結いたしました。

なお、株式交換比率及びスケジュールは、算定の基礎となる諸条件について天変地異等により資産状況もしくは経営状態に重大な変更が生じた場合、両社間の協議により変更することがあります。

アークスグループの株主構成につきましては、傘下企業が対等な立場で企業統治を行うことでグループ全体の経営資源の特大化と成長を目指すという基本理念を踏まえ、アークスグループにおける資本効率の向上を考慮しつつ、当社のフィナンシャルアドバイザーであるみずほ銀行の助言、並びに外部専門家として起用しデューディリジェンスを実施した西村あさひ法律事務所及び株式会社エイ・ジー・エス・コンサルティングの助言を参考にしながら当社及び関係者の間で検討を行った結果、本株式交換に先立って、当社が自己株買付けをすることにより本株式交換後の株主構成を調整することとなり、当該自己株買付けを含む本経営統合について平成23年6月29日に合意に至りました。

当社による自己株買付けにあたっては、株主間の平等及び取引の透明性を確保する観点から公開買付けの手法によることとし、みまんが本公開買付けへの応募について同意することとなりました。

具体的には、当社は、平成 23 年6月に、当社普通株式の市場価格を基礎として８%程度のディスカウント率によるディスカウントを行った価格で本公開買付けを実施した場合の応募についてみまんに打診したところ、当該価格水準での応募を前向きに検討するとの回答を得ました。その後、当社及びみまんとの間で協議を行った結果、みまんから、当社が自己株式の公開買付けを決議した場合には、その保有する当社普通株式の一部である 1,350,000 株（当社の発行済株式総数の 12.73%に相当します。）を本公開買付けに対して応募する旨の回答を得ております。

なお、かかる協議の結果、最終的に過去の自己株式の公開買付けの事例において決定された買付価格の市場株価に対するディスカウント率等を参考として、買付価格は、平成 23 年6月 24 日までの過去１ヶ月間の当社普通株式の終値の単純平均値 1,215 円（小数点以下を四捨五入）から８%ディスカウントした価格 1,118 円（小数点以下を四捨五入）といたしました。

また、当社の代表取締役社長である三浦紘一は、本公開買付けに応募することとなるみまんの株主かつ取締役であり、特別利害関係人に該当するおそれがあることから、本公開買付けに関する取締役会における審議及び決議に参加しておりません。

（4）買付予定の株券等の数

株券等種類	買付予定数	超過予定数	計
普通株式	1,500,000 株	—株	1,500,000 株

(注１)　発行済株式総数に対する割合　14.14%（小数点以下第三位を四捨五入）

(注２)　応募株券等の総数が買付予定数（1,500,000 株）を超えない場合は、応募株券等の全部の買付けを行います。応募株券等の総数が買付予定数（1,500,000 株）を超える場合は、その超える部分の全部又は一部の買付けは行わないものとし、金融商品取引法（昭和 23 年法律第 25 号。その後の改正を含みます。）第 27 条の 22 の２第２項において準用する同法第 27 条の 13 第５項及び発行者による上場株券等の公開買付けの開示に関する内閣府令（平成６年大蔵省令第 95 号。その後の改正を含みます。）第 21 条に規定するあん分比例の方式により、株券等の買付けに係る受渡しその他の決済を行います。

(注３)　単元未満株式についても、本公開買付けの対象としています。

（5）買付け等に要する資金

1,706,800,000 円

（注）買付代金（1,677,000,000 円）、買付手数料、及びその他本公開買付けに関する公告及び公開買付説明書その他の必要書類の印刷費用等の諸費用についての見積額を合計したものです。

（6）決済の方法

① 買付け等の決済をする金融商品取引業者・銀行等の名称及び本店の所在地
野村證券株式会社　　東京都中央区日本橋一丁目９番１号

② 決済の開始日
平成 23 年８月 23 日（火曜日）

③ 決済の方法
公開買付期間終了後遅滞なく、公開買付けによる買付け等の通知書を応募株主等（外国人株主等の場合は常任代理人）の住所宛に郵送します。
買付けは、金銭にて行います。応募株主等は公開買付けによる売却代金より適用ある源泉徴収税額（注）を差し引いた金額を送金等の応募株主等が指示した方法により受け取ることができます（送金手数料がかかる場合があります。）。

（注）　公開買付けにより買付けられた株式に対する課税関係について
※税務上の具体的なご質問等は税理士等の専門家にご相談いただき、ご自身でご判断いただきますようお願い申し上げます。

イ．　個人株主が本公開買付けに応募した場合の税務上の取扱いは次のとおりです。

（イ）１株あたりの買付け等の価格が公開買付者の１株あたりの資本金等の額を上回る場合

i．個人株主が本公開買付けに応募して交付を受ける金銭の額が、公開買付者の資本金等の額（連結法人の場合には連結個別資本金等の額）のうちその交付の基因となった株式に対応する部分の金額を超過するときは、当該超過部分の金額については、配当所得とみなして課税されます。配当所得部分について、原則として10％（所得税７％、住民税３％）の額の税金が源泉徴収されます。なお、租税特別措置法施行令第４条の６の２第12項に規定する大口株主等に該当する場合の源泉徴収税率は20％（所得税のみ）となります。

ii．個人株主が本公開買付けに応募して交付を受ける金銭の額のうち、上記ｉの部分以外の金額は株式等の譲渡に係る収入とみなされます。譲渡収入の額から金銭の交付の基因となった株式の取得費を控除して譲渡損益を計算します。株式等の譲渡所得は申告分離課税の取扱いとなります。

（ロ）１株あたりの買付け等の価格が公開買付者の１株あたりの資本金等の額以下の場合
個人株主が本公開買付けに応じて交付を受ける金銭の額は株式等の譲渡に係る収入とみなされます。譲渡収入の額から金銭の交付の基因となった株式の取得費を控除して譲渡損益を計算します。株式等の譲渡所得は申告分離課税の取扱いとなります。

ロ．　法人株主が本公開買付けに応募して交付を受ける金銭の額が、公開買付者の資本金等の額（連結法人の場合には連結個別資本金等の額）のうちその交付の基因となった株式に対応する部分の金額を超過するときは、当該超過部分の金額については、配当とみなされます。配当とみなされた部分について、原則として７％（所得税のみ）の額の税金が源泉徴収されます。

なお、外国人株主等のうち、適用ある租税条約に基づき、かかるみなし配当金額に対する所得税の軽減又は免除を受けることを希望する株主は、平成23年８月１日までに公開買付代理人に対して租税条約に関する届出書を提出することを通知するとともに決済の開始日の前営業日（平成23年８月22日）までに同届出書を公開買付代理人にご提出ください。

（7）その他

① 本公開買付けは、直接間接を問わず、米国内においてもしくは米国に向けて行われるものではなく、また、米国の郵便その他の州際通商もしくは国際通商の方法・手段（電話、テレックス、ファクシミリ、電子メール、インターネット通信を含みますが、これらに限りません。）を使用して行われるものではなく、更に米国内の証券取引所施設を通じて行われるものでもありません。上記方法・手段により、もしくは上記施設を通じて、又は米国内から本公開買付けに応募することはできません。

また、公開買付届出書又は関連する買付書類は米国内においてもしくは米国に向けて、又は米国内から、郵送その他の方法によって送付又は配布されるものではなく、かかる送付又は配布を行うことはできません。上記制限に直接又は間接に違反する本公開買付けへの応募はお受けしません。

本公開買付けの応募に際し、応募株主等（外国人株主等の場合は常任代理人）は公開買付代理人に対し、以下の旨の表明及び保証を行うことを求められることがあります。応募株主等が応募の時点及び公開買付応募申込書送付の時点のいずれにおいても、米国に所在していないこと。本公開買付けに関するいかなる情報（その写しを含みます。）も、直接間接を問わず、米国内においてもしくは米国に向けて、又は米国内から、これを受領したり送付したりしていないこと。買付けもしくは公開買付応募申込書の署名交付に関して、直接間接を問わず、米国の郵便その他の州際通商もしくは国際通商の方法・手段（電話、テレックス、ファクシミリ、電子メール、インターネット通信を含みますが、これらに限りません。）又は米国内の証券取引所施設を使用していないこと。他の者の裁量権のない代理人又は受託者・受任者として行動する者ではないこと（当該他の者が買付けに関するすべての指示を米国外から与えている場合を除きます。）。

② みまんは、当社普通株式2,654,400株（平成23年4月20日現在）（その保有する割合は、当社発行済株式総数の 25.02%（小数点以下第三位を四捨五入）に相当します。）を保有しておりますが、当社は同社との間で、平成23年6月29日付で、当社が本公開買付けを開始した場合には、その保有する当社普通株式の一部（1,350,000 株）（当社発行済株式総数の 12.73%に相当します。）を本公開買付けに応募すること等について同意しております。

（8）支配株主との取引等に関する事項

当社の代表取締役社長である三浦紘一及び二親等内の親族が議決権の過半数を所有するみまん並びに支配株主である当社の代表取締役社長三浦紘一及び二親等内の親族は、当社の発行済株式総数の過半数を所有していることから、本公開買付けによる同社からの自己株式の取得は東京証券取引所の有価証券上場規程に定められる支配株主との取引等に該当します。

なお、平成 22 年 11 月 2 日に東京証券取引所において開示した「コーポレート・ガバナンスに関する報告書」（以下、「コーポレート・ガバナンス報告書」といいます。）で示している「その他コーポレート・ガバナンスに重要な影響を与えうる事情」における支配株主との取引等を行う際の指針に関する記載は、「一般の取引条件と同様の適切な条件とすることを基本方針とし、取引開始にあたっては、顧問弁護士や会計監査人へ確認するとともに、必ず取締役会において審議の上、取締役会決議をもって決定することで、利益相反取引を防止する態勢をとっております。」というものであります。本公開買付けを含む本経営統合に関して、顧問弁護士や会計監査人へ確認は行っておりませんが、外部専門家として起用した西村あさひ法律事務所及び株式会社エイ・ジー・エス・コンサルティングによるデューディリジェンスを実施し、当該結果を参考に決定しております。

当社が、コーポレート・ガバナンス報告書で示している「その他コーポレート・ガバナンスに重要な影響を与えうる特別な事情」として定める支配株主との取引等を行う際における少数株主の保護の方針に関する指針の適合状況は、以下のとおりです。

当社では、経営に関する重要事項は当社の取締役会にて意思決定しており、経営上の独立性を確保しております。

また、本公開買付けについては、過去の自己株式の公開買付けにおける事例、第三者算定機関であるみずほ銀行の株式交換比率に関する算定書等を参考とすることで公平性を担保し、さらに上記のとおり、本公開買付け及び本株式交換契約の締結について、みまんの株主かつ取締役であり、特別利害関係人に該当

するおそれのある当社の代表取締役社長である三浦紘一が、当社の取締役会における審議及び決議に参加しないことにより、利益相反を回避する措置を講じております。

これらの措置を講じたうえで、上記のとおり、平成 23 年6月 28 日までの過去1ヶ月間の東京証券取引所における当社の普通株式の終値の単純平均値（小数点以下を四捨五入）に対して 8.13%（小数点以下第三位を四捨五入） のディスカウントをした株価を買付価格とすると共に、当社の独立役員である社外監査役3名（工藤洋一、山下峯弘、新山和幸）から、本公開買付けに係る当社の決定について、本公開買付けの目的、決定の経緯、及びディスカウントをした買付価格の設定等の観点から総合的に検討した結果、当社の少数株主にとって不利益なものではないと判断する旨の意見を平成 23 年6月 29 日に取得していることから、かかる対応はコーポレート・ガバナンス報告書の記載内容に適合していると考えております。

（ご参考）平成 23 年6月 29 日時点の自己株式の保有状況

発行済株式総数（自己株式を除く。）	10,607,783 株
自己株式数	137 株

以　上